UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Dealings in Securities by an Executive Officer of AngloGold Ashanti plc

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

DEALINGS IN SECURITIES BY AN EXECUTIVE OFFICER OF ANGLOGOLD ASHANTI PLC
AngloGold Ashanti plc (the “Company”) announces that an Executive Officer, Stewart Bailey, has dealt in securities of the Company.

Name of Executive Officer	Stewart Bailey
Name of Company	AngloGold Ashanti plc
Date of transaction	9 March 2026
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plan (DSP)
Class of security	Ordinary shares
Number of securities	33,814
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

Stewart Bailey has sold shares as detailed below, in part to fund the tax liability in relation to his vested share awards.

Name of Executive Officer	Stewart Bailey
Name of Company	AngloGold Ashanti plc
Date of transaction	9 March 2026
Nature of transaction	On-market sale of shares in part to fund tax liability in relation to DSP awards
Class of security	Ordinary shares

Number of securities sold	33,814
Price per security	R1,736.6156
Value of transaction (excluding fees)	R58,721,919.90
Nature and extent of interest	Direct, Beneficial

Following the sale, Mr. Bailey continues to hold 121,042 shares and share incentive awards, and another 70,202 shares under the Performance Share Plan which have yet to vest.

ENDS
London, Denver, Johannesburg
10 March 2026

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 10 March 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary